November 1, 2004

Mail Stop 0409

Ian Morris
Chief Executive Officer
HouseValues, Inc.
15 Lake Bellevue Drive, Suite 100
Bellevue, Washington 98005

Re:	HouseValues, Inc.
	Amendment No. 1 to Form S-1
      Registration No. 333-118740
      Filed October 8, 2004

Dear Mr. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-1 filed on October 8, 2004.

Form S-1

General

1. We note your response to prior comment 2 by your inclusion of the color graphics attached as Exhibit A. Please provide your basis for referring to your "network of agents." Currently, it does not appear you have an adequate basis for this description.


2. We note that you have included two photographs of a house with a
"sold" sign in front of it. Since you are not directly involved in the sales of houses but rather provide a lead generation service to real estate agents, it does not appear to be appropriate to include these photographs. Please delete these images or advise us.

3. We note your response to prior comment 3; however, we reissue our previous comment. Please refer to the descriptions of business experience for Messrs. Higgins and Robison on page 56.

Prospectus Summary
Our Advantage, pages 1-2

4. We note your response to prior comment 6. Please revise to briefly explain what you mean by automated "drip" campaign.

5. In connection with prior comment 8, please revise to clarify that you do not conduct any due diligence concerning your customer agents other than to confirm that they are licensed real estate agents.

The Offering
Use of Proceeds, page 3

6. In connection with your response to prior comment 11, it appears that you are unable to state with any specificity the purpose for the net proceeds other than five general areas. Please revise to state and discuss why you are unable to specify any of the proceeds among the five different areas and disclose that you currently have no specific plan for the proceeds. Similarly, please revise your disclosure on page 21. See Item 504 of Regulation S-K.

7. Please revise here and on page 21 to present the information in tabular format.

Risk Factors

Any failure to retain agent customers could harm our business, page 8

8. In connection with your modified and newly deleted disclosure in
response to prior comment 16, please revise to include that you were
unable to deliver approximately 3% of your total lead obligations to
customers for the six months ended June 30, 2004.   Alternatively,
please revise to include this number for the most recent practicable time period, i.e. September 30, 2004. Similarly, revise page 28 to include this disclosure.




We experience high turnover of agent customers and have a limited ability to predict the rate of contract extensions, page 8

9. We note and appreciate your response to prior comment 18 concerning high termination rate of HouseValues and Justlisted services customers. Please revise to quantify this "high" termination rate.

We collect personally identifiable information from prospective homebuyers and sellers and evaluate the use of our Market Leader prospect management system . . ., page 10

10. In connection with your response to prior comment 24 from our last letter, we note you quote a portion of your privacy policy and state that you do release personal information in limited circumstances. Please revise the text of this risk factor to include your response without mitigating language disclosing those circumstances where you release personal information to third
parties.   Please note you may provide a more complete description
of
your privacy policy in an appropriate section of the prospectus such as the business section.

The value of our products and services could be diminished if anti-spam software filters out email we send, page 10

11. In light of your response to prior comment 25, please revise to disclose whether there is a risk that you may not comply with current and/or future anti-spam legislation.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, page 17

12. We note that your description of this risk is generic to all public companies. Please delete, or revise to describe the specific risks to your company.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Overview, page 26

13. We note that your response to prior comment 41 states that you believe the fact that many of your agent customers renew their contracts provides evidence that they are successful in converting leads into closings. Contrarily in your risk factor disclosure on page 8, you state that you experience high termination rates by your
customers.   In light of these inconsistent statements, please
revise
to include the substance of your response and specify why you are unable to disclose the conversion rate. Further, despite high customer termination rates, explain why management believes there are many successful lead conversions.




How We Generate Revenues, page 26

14. We note your responses to prior comments 42 and 55. Please revise, here and on page 40, to describe how the earn-out and contingent consideration will be calculated. Your use of the terms
"specified gross customer receipts," "certain expenses," and "contingent consideration" is vague. In addition, please revise to disclose any maximum amounts payable as earn-out or contingent consideration.

Critical Accounting Policies
Stock-Based Expenses, page 28

15. We have read your disclosure in response to comments 90 and 91.
Once the filing range for your common stock is known, revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented. In addition, provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

16. On page 29 you indicate that "while a current initial public offering price range has not yet been determined, based on the internal modeling completed to date, we have considered what price range might be obtained in an initial public offering and when the public offering will likely occur". Tell us the price ranges that you considered in your valuation and the assumed IPO date and tell us how these assumptions compare to (a) the exercise prices of options granted since April 2004, (b) the assumed fair value of the common stock and (c) to the actual IPO price.

17. We note that the reassessed value of your common stock for accounting purposes had increased from $2.03 to $3.53 per share during the 12 months prior to June 30, 2004. Although you have not yet disclosed an expected stock price range, we assume it will be far in excess of $3.53 per share. Given this variation, explain to us why it is reasonable that the fair values of the shares for the 12 months prior to June 30, 2004 are reasonable.

18. Supplementally, provide a schedule of options granted since
June
2004 through the date of your response, which includes (a) the number of options or shares granted, (b) the exercise price, (c) the fair value of the common stock and (d) the intrinsic value, if any. Also, supplementally explain the factors contributing to the fair value at each grant date and the IPO price.

19. We note that determining the reassessed value of your common stock has required making complex and subjective judgments. We also note that you analyzed factors typically used by investment banks to measure the enterprise value of comparable public companies. Expand your discussion and disclose the valuation methodology used to reassess the value of the enterprise at each date at which options were granted and quantify all discounts taken. In addition, provide a detailed discussion of the nature and type of assumptions used. Investing Activities, page 38

20. We note your response to prior comment 82. As discussed in your response, please revise your disclosure to state that substantially all of your cash and cash equivalents on deposit exceed the federally insured limits for such deposits. In this regard, please also add appropriate risk factor disclosure.

Business
Challenges Faced by Real Estate Agents
Inefficient Prospect Management, pages 43-44

21. As stated in your response to prior comment 56, please revise to discuss why you cannot provide the average lead-to-conversion time for the leads you provide to your well-trained agent customers.

Competitive Strengths
Proven agent acquisition model, page 45

22. Regarding your response to prior comment 57 concerning a "large" and valuable base of agent customers, we note you will provide updated information as of September 30, 2004. If you choose to update this statement, please revise to update throughout the prospectus.

Proven Agent Success Program, page 43

23. We note your response to prior comment 58 from our last letter.
Rather than your online and telephonic communications, please revise to quantify, where appropriate, the number of in-person training seminars you have hosted during the most recent practicable time period in 2004.

Legal Proceedings, page 53

24. We note your response to prior comment 54 and your statement that the tax inquiry is not a pending legal proceeding. Please also supplementally confirm that the state tax inquiry does not relate to a proceeding known to be contemplated by a government authority. Refer to Item 103 of Regulation S-K.

Management, page 54

25. Please revise Mr. Powell`s business experience to name his employers as a real estate agent and in the direct response-marketing field. If he was self-employed, so state. Refer to Item
401(e)(1)
of Regulation S-K.

26. We note your response to prior comment 65 from our last letter.
Please revise Mr. Robison`s business experience sketch on page 56 to clarify whether RCI Construction Group and Northwest Container
Services are public companies. For guidance, refer to Item
401(e)(2)
of Regulation S-K.

Employment Agreements, Termination of Employment Agreement and
Change
in Control Agreements
Change of Control Arrangements, page 61

27. Please file these change of control agreements as exhibits to the registration statement.

Certain Relationships and Related Transactions, page 67

28. In connection with your response to prior comment 68, we note your modified disclosure correcting the notes to financial statements. Supplementally, please provide us additional information on the nature relationship of this shareholder, identify the shareholder and tell us what percentage of shares this shareholder held at the time services were rendered and at present.

Principal and Selling Shareholders, page 69

29. We note that you have not listed all directors and executive officers in the table. For example, you have omitted Messrs. Eskenazi, Hansen, Lewis, Parekh, and Zdanowski. Please revise to list all directors and executive officers. Refer to Item 403(b) of Regulation S-K.

30. We note your response to prior comments 70 and 71. We may have further comment on the selling stockholder disclosure when it is filed. Also, please confirm that you will include this information in the preliminary prospectus that you distribute to potential investors.

Underwriting, page 77

31. We note your response to prior comment 75 and that currently you do not intend to conduct a directed share program. We may have further comment if you later determine that you will be conducting a directed share program. Also, please confirm that you will include this information in the preliminary prospectus that you distribute to potential investors.

32. We note your response to prior comment 76 from our last letter and that you continue to list the term "other relevant factors" in relation to the price. Since there is currently no established trading market for your shares, please revise to clarify whether any peer group of online or web-based public companies, indexes or competitors were analyzed in the process of determining the offering price range and if so, disclose these specific factors. Further, disclose whether any multiples or ratios of a company`s or industry`s
performance were used in determining your price.   Refer to Item
505(a) of Regulation S-K
Notice to Canadian Residents, page 79

33. We note your response to prior comment 78. As stated in your response, please revise the first paragraph to explain that any shares sold in Canada will be included in the registration statement and that you are not relying on any exemption from registration under the U.S. securities laws with respect to any such sale.

Consolidated Financial Statements
Note 1 - The Company and Summary of Significant Accounting
Policies
Revenue Recognition, page F-8

34. We have read your response to comment 79. We note that revenue is comprised exclusively of services, however, we also note your revised disclosure throughout the document that includes discussion of your product and service offering. Amend your disclosure throughout the registration statement to clarify the nature of your operations.

Note 2 - Acquisition of Soar Solutions, Inc. - page F-17

35. We have read your revised disclosure in response to comment
87.
We note that you did not ascribe any value to the eMLS software in connection with the initial purchase price allocation. However, on page 27 you indicate that following the acquisition, you began providing the eMLS service to your customers that use Market Leader and continue to provide the service. In that regard, explain to us why a purchase price allocation revision and a corresponding adjustment to income are not appropriate. Alternatively, revise to include a discussion of the Company`s intentions with regards to the eMLS software at acquisition.

Unaudited Subsequent Events
B&O Taxes, page F-28

36. We note in late September 2004, the Company received correspondence from the Washington Department of Revenue asserting preliminarily that all of the Company`s revenues would likely be subject to Washington State business and occupancy tax, which could result in a tax liability of approximately $960,000. We further note that the Company had accrued $600,000 related to this tax as of June
30, 2004. Supplementally, tell us the amount of any additional accrual recorded subsequent to June 30, 2004 or tell us how you considered SFAS 5 in determining that no additional accrual was necessary based on the findings of the audit.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at (202) 824-5336 or Kathleen
A.
Collins at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.


      			Sincerely,



      			Peggy Y. Kim
      			Senior Counsel

Cc: 	Scott L. Gelband, Esq. (via facsimile)
	Patrick J. Devine, Esq.
      Perkins Coie LLP
??

??

??

??

HouseValues, Inc.
November 1, 2004
Page 1